BB

05037931

X 3-10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66411

MAIL RECEIVED FEB 28 2005 WASH. D.C. PROCESSING SECTION 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

313 Boston Post Road West, Suite 210
(No. and Street)

Marlborough	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reed 508-263-6262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Downey, Sean, James
(Name – *if individual, state last, first, middle name*)

6 Lexington Street, 3rd Floor	Waltham	MA	02452-4416
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, John J. Reed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE Capital Advisors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Jessica Musumarra
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESSICA LYNN MUSUMARRA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 8, 2011

CE CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEAR ENDED

DECEMBER 31, 2004

WITH INDEPENDENT AUDITOR'S REPORT

SEAN J. DOWNEY
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
CE Capital Advisors, Inc.
313 Boston Post Road West, Suite 210
Marlborough, MA 01752

I have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2004 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of CE Capital Advisors, Inc. as of December 31, 2004 and for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financials statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 16, 2005

Sean J. Downey

6 LEXINGTON STREET, 3RD FLOOR • WALTHAM, MA 02452-4416
PHONE (781) 894-1200 • FAX: (781) 894-5200
E-mail: DOWNEYCPA@aol.com

CE CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 21,111
Prepaid expenses	760
Total assets	$ 21,871

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:	
Accounts payable	$ 2,633
Total liabilities	2,633
Stockholder Equity:	
Common stock (1,500 shares authorized, 800 shares issued and outstanding, $0.01 par value per share)	8
Additional paid-in capital	55,323
Retained deficit	(36,093)
Total stockholder equity	19,238
Total liabilities and stockholder equity	$ 21,871

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	$ -
OPERATING EXPENSES:	
Legal fees	3,372
Professional fees	15,851
Bank charges	114
Insurance	150
License & registration	4,125
Rent	10,800
Telephone and communications	1,200
Annual report	125
Total operating expenses	35,737
OPERATING LOSS	(35,737)
Interest income	100
NET LOSS BEFORE TAX	(35,637)
Tax expense	456
NET LOSS AFTER TAX	$ (36,093)

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2003	8	-	-	8
Net loss	-	-	(36,093)	(36,093)
Additional investment	-	55,323	-	55,323
Balance, December 31, 2004	$ 8	$ 55,323	$(36,093)	$ 19,238

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FRON OPERATING ACTIVITIES:	
Net loss	$ (36,093)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in prepaid expenses	(760)
Increase in accounts payable	2,633
Net cash used by operating activities	(34,220)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in additional paid-in capital	55,323
Net cash provided by financing activities	55,323
NET INCREASE IN CASH	21,103
CASH AND CASH EQUIVALENTS:	
Beginning of year	8
End of year	$ 21,111

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: CE Capital Advisors, Inc. was organized as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to act as a broker in merger and acquisition transactions for private companies.

The Company is wholly-owned by Concentric Energy Advisors, Inc. ("Parent") that provides the Company with office facilities and administrative services in exchange for management fees.

Income Taxes: The Company has elected to be taxed as a C Corporation. All income will be taxed at the Company level for both the Federal and state governments. The Company has a net operating loss carry forward of $36,094 at December 31, 2004.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of $18,478, which was $13,478 in excess of its required net capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company occupies office facilities and is provided general and administrative services by its Parent in exchange for monthly management fees.

Effective July 2004, the Company receives invoices for management services each month from the Parent based on a reasonable estimate of the cost of occupancy and administrative services provided. Fees paid for months of July through December 2004 were $2,000 monthly. However, fees are not payable if the Company is unable to pay due to lack of collections from customers.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the Parent did not exist.

NOTE 4 – CONCENTRATIONS

No revenue was earned in 2004.

CE CAPITAL ADVISORS, INC.
SCHEDULE I

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities and Exchange Act of 1934

December 31, 2004

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2004

Net Capital	
Total stockholder equity qualified for net capital	$ 19,238
Deduction for non-allowable assets:	
Prepaid expenses	(760)
Net capital before haircuts	18,478
Less haircuts	-
Net capital	18,478
Minimum net capital required	5,000
Excess net capital	$ 13,478
Aggregate Indebtness:	
Liabilities	$ 2,633
Ratio of aggregate indebtedness to net capital	.14 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA FOR FORM X-17A-5 AS OF DECEMBER 31, 2004

Net capital as reported in FOCUS Part IIA	$ 16,477
Rounding	1
Payable to Parent reclassified to Additional paid in capital	2,000
Net capital as reported above	$ 18,478

CE CAPITAL ADVISORS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2004

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.

SEAN J. DOWNEY
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
CE Capital Advisors, Inc.
313 Boston Post Road West, Suite 210
Marlborough, MA 01752

In planning and performing my audit of the financial statements of CE Capital Advisors, Inc. for the year ended December 31, 2004 I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by CE Capital Advisors, Inc. that I considered relevant to the objective stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

6 LEXINGTON STREET, 3RD FLOOR • WALTHAM, MA 02452-4416
PHONE (781) 894-1200 • FAX: (781) 894-5200
E-mail: DOWNEYCPA@aol.com

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, which I consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in my audit of the financial statements for the period ending December 31, 2004 and this report does not effect our report thereon dated February 16, 2005.

In addition, no facts came to my attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 16, 2005